

November 6, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

> **Re: Grayscale Bitcoin Trust (BTC)**
> **Amendment Number 4 to**
> **Draft Registration Statement on Form 10-12G**
> **Filed September 19, 2019**
> **CIK No. 0001588489**

Dear Mr. Silbert:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Amendment No.4 to Draft Registration Statement on Form 10-12G filed September 19, 2019

The Custodian
The Custodian Role, page 72

1.　We note your disclosure on pages 72 and 97 that the Bitcoin Account is a "segregated on-blockchain custody account." Please revise to clarify, consistent with your disclosure elsewhere, that the private keys, which allow for the transfer of ownership or control of the bitcoins, are held off-blockchain by the Custodian.

Description of the Custodian Agreement
Location of Bitcoins; Account, page 96

2.   We note your disclosure here and elsewhere that the Trust's Bitcoin "exist and are stored on the Bitcoin Blockchain." Please revise to eliminate references to storing bitcoin on the blockchain and to clarify that the private keys, which allow for the transfer of ownership or control of the bitcoins, are held off-blockchain by the Custodian.

Insurance, page 97

3.   We note your disclosure here and on page 25 describing the insurance coverage that you have through your parent. Please revise to describe this coverage in greater detail and how it may cover the operations of the of the trust, including its holdings. For example, the disclosure indicates that it covers theft of funds but it is not clear whether such coverage would include theft of assets such as your Bitcoin holdings.

Standard of Care; Limitations of Liability, page 99

4.   We note Section 7.4 of the Trust Company Custodial Services Agreement filed as exhibit 10.1 discusses limitations on liability for cold storage addresses holding an excess of $100 million. Please revise this section to discuss this limitation and how you monitor the value of digital assets deposited in cold storage addresses for whether the threshold has been met.

Glossary of Defined Terms, page 110

5.   Please update your definition of Bitcoin Account.

Principal Market and Fair Value Determination, page F-22

6.   Please revise your disclosure to clarify that the Trust, through the Authorized Participant transacts in several types of markets, including dealer, broker, principal to principal and exchange markets, and that an exchange has been selected as the principal market.

Note 2. Summary of Significant Accounting Policies
Incidental Rights and IR Virtual Currency, page F-23

7.   We continue to evaluate your response to our prior comment 2. We understand that your tax status as a grantor trust is dependent on the trust holding a single asset at the time of share creations. We further understand that any digital assets received via forks and airdrops that have not been distributed to share holders do not currently hold significant value. Please confirm that our understanding is correct and also address the following:

- Clarify for us whether it is your position that issuing a prospective abandonment notice for digital assets received via forks or airdrops is sufficient to protect your tax status as a grantor trust.

- Confirm that your historical financial statements would not be materially different if in fact you did not meet the derecognition requirements of US GAAP.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Mcphee at (202) 551-3693 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joe Hall